

July 15, 2014

Via E-mail
Sujit Sircar
Chief Financial Officer
iGATE Corporation
100 Somerset Corporate Boulevard
Bridgewater, NJ 08807

> **Re: iGATE Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 12, 2014**
> **File No. 000-21755**

Dear Mr. Sircar:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Business, page 1

1.   In your response letter, please tell us what consideration you gave to disclosing the dollar amount of your backlog, if any, as of a date close to the time you filed your annual report and as of a comparable date in the preceding fiscal year. See Item 101(c)(1)(viii) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

2.   We note from recent earnings call fact sheets that you discuss revenue by industry verticals, revenue by project type, client-revenue metrics, revenue mix and utilization and

other employee metrics. In your response letter, please tell us what consideration you gave to disclosing these financial and non-financial measures for each period presented in your MD&A disclosure. Your response should also address what consideration you gave to disclosing any trends associated with these measures. In addition, please explain any additional measures that you use to manage and analyze your business. See Section III.B of SEC Release No. 33-8350.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

1. Company Overview and Summary of Significant Accounting Policies

1.4 Revenue Recognition, page 71

3.   We note your disclosure on page 40 that you account for multiple contracts with a single counterparty as separate arrangements. Please tell us how you concluded that these are separate arrangements. See ASC 605-35-25-8. In this regard, please tell us whether contracts that include fixed price services and application maintenance and support services are considered a combined agreement or separate agreements.

21. Segment information, page 108

4.   We note that you have not presented segment information for your vertical-based business units as you do not have discrete financial information. However, we note that in your earnings call transcript for Q4 2013 results your CEO indicates that the new structure "empowers verticals…. making them responsible for their respective P&Ls." Please explain why you do not have discrete financial information for your vertical-based business units considering that you appear to have business unit P&Ls. See ASC 280-10-50-1 and ASC 280-10-50-10.

Definitive Proxy Statement on Schedule 14A

Qualifications of Members of Our Board of Directors, page 5

5.   In future filings, for each director or person nominated or chosen to become a director please disclose the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director in light of your business and structure. See Item 401(e)(1) of Regulation S-K.

Certain Related Party Transactions, page 43

6.   Note 22 to your consolidated financial statements for the fiscal year ended December 31, 2013 appears to describe transactions that qualify as related party transactions under Item 404 of Regulation S-K. Please advise why the transactions are not disclosed in this section.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Frank Knapp, Staff Accountant, at (202) 551-3805, or Christine Davis, Assistant Chief Accountant at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Matthew Crispino, Staff Attorney, at (202) 551-3456. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief

cc: Via E-mail
        Jeffrey Friedel
        Senior Vice President – Legal